                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                           IRON MOUNTAIN INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   462846 10 6
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  462846 10 6

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  THOMAS W. SMITH
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                  5       SOLE VOTING POWER

                              335,648
  NUMBER OF     ----------------------------------------------------------------
   SHARES         6       SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 6,637,082
  REPORTING     ----------------------------------------------------------------
   PERSON         7       SOLE DISPOSITIVE POWER
    WITH
                              897,161
                ----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                              6,637,082
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,534,243
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.8%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------


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CUSIP No. 462846 10 6

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  SCOTT J. VASSALLUZZO
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                  5       SOLE VOTING POWER

                              0
  NUMBER OF     ----------------------------------------------------------------
   SHARES
BENEFICIALLY      6       SHARED VOTING POWER
OWNED BY EACH
  REPORTING                   6,607,082
   PERSON       ----------------------------------------------------------------
    WITH          7       SOLE DISPOSITIVE POWER

                              30,000
                ----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                              6,607,082
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,637,082
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.1%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

CUSIP No. 462846 10 6

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  DANIEL J. ENGLANDER
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                  5       SOLE VOTING POWER

                              11,550
  NUMBER OF     ----------------------------------------------------------------
   SHARES         6       SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 30,000
  REPORTING     ----------------------------------------------------------------
   PERSON         7       SOLE DISPOSITIVE POWER
    WITH
                              12,975
                ----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                              30,000
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  42,975
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.1%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

EXPLANATORY NOTE: This Amendment No. 6 on Schedule 13G is being filed (i) pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended, to reflect changes in the information reported in the previous filing, and (ii) to reflect the removal of Thomas N. Tryforos as a joint filer based on the fact that, as of December 31, 2004, Mr. Tryforos no longer beneficially owns more than five percent of the issuer's common stock.

ITEM 1. (A) NAME OF ISSUER:

            Iron Mountain Incorporated

        (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            745 Atlantic Avenue
            Boston, Massachusetts  02111

ITEM 2. (A) NAME OF PERSON FILING:

            (i)   Thomas W. Smith

            (ii)  Scott J. Vassalluzzo

            (iii) Daniel J. Englander

            The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of
            Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

        (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The following is the address of the principal business office of each of the filing persons:

            323 Railroad Avenue
            Greenwich, CT  06830

        (C) CITIZENSHIP:

            Each of Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Daniel J. Englander is a United States citizen.

        (D) TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

        (E) CUSIP NUMBER:

            462846 10 6

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK THIS BOX
         [X]

ITEM 4.  OWNERSHIP

         (a) Thomas W. Smith - 7,534,243 shares; Scott J. Vassalluzzo - 6,637,082 shares; Daniel J. Englander - 42,975 shares

         (b) Thomas W. Smith - 5.8%; Scott J. Vassalluzzo - 5.1%; Daniel J. Englander - 0.1%

         (c) Each of Thomas W. Smith, Scott J. Vassalluzzo and Daniel J. Englander has shared power to vote or to direct the vote and to dispose of or direct the disposition of 6,637,082, 6,607,082, and 30,000 shares, respectively. Messrs. Smith, Vassalluzzo and Englander have the sole power to vote or direct the vote of 335,648, 0 and 11,550 shares, respectively and the sole power to dispose of or direct the disposition of 897,161, 30,000 and 12,975 shares, respectively.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Messrs. Smith, Vassalluzzo and Englander in the aggregate beneficially own 7,365,668 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of the Reporting Persons is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the Managed Account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

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ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005


                                                 /s/ Thomas W. Smith
                                         ---------------------------------------
                                                   Thomas W. Smith


                                              /s/ Scott J. Vassalluzzo
                                         ---------------------------------------
                                                Scott J. Vassalluzzo


                                               /s/ Daniel J. Englander
                                         ---------------------------------------
                                                 Daniel J. Englander


                                     - 8 -
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                             JOINT FILING AGREEMENT

      The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2005, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) Dated:

February 14, 2005

                                                   /s/ Thomas W. Smith
                                         ---------------------------------------
                                                     Thomas W. Smith


                                                /s/ Scott J. Vassalluzzo
                                         ---------------------------------------
                                                  Scott J. Vassalluzzo


                                                 /s/ Daniel J. Englander
                                         ---------------------------------------
                                                   Daniel J. Englander


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